FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal ended December 31, 2024

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41342

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Independent Auditor's Report and Financial Statements
December 31, 2024 and 2023

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan (Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan

Report on Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2024 and schedule of assets (held at end of year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of delinquent participant contributions and schedule of assets (held at end of year) are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 1991.

Indianapolis, Indiana
June 20, 2025

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value
Common Stock	$8,986,228	$9,873,507
Mutual Funds	236,673,791	214,685,524
Self-Directed Brokerage	1,878,460	—
Investments, at contract value
Group Annuity Contract	10,197,192	11,609,476
Total Investments	257,735,671	236,168,507

Receivables
Employer Contributions	377,195	224,196
Notes Receivable from Participants	2,791,900	2,525,392
Total Receivables	3,169,095	2,749,588

Total Assets	260,904,766	238,918,095

Liabilities
Excess Contributions Refundable	—	134
Administrative Expense Payable	80	8,719

Total Liabilities	80	8,853

Net Assets Available for Benefits	$260,904,686	$238,909,242

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2024 and 2023

	2024	2023
Investment Income
Net Appreciation in Fair Value of Investments	$23,379,760	$27,385,717
Investment Interest and Dividends	8,731,540	6,172,726
Net Investment Income	32,111,300	33,558,443

Interest Income From Notes Receivable from Participants	198,706	136,271

Contributions
Participants	13,225,327	13,138,914
Employer	7,055,296	7,046,445
Rollovers	2,479,217	2,934,559
Total Contributions	22,759,840	23,119,918

Total	55,069,846	56,814,632

Deductions
Benefits Paid to Participants	32,908,119	22,397,071
Administrative Expenses	166,283	174,935
Total	33,074,402	22,572,006

Net Increase	21,995,444	34,242,626

Net Assets Available for Benefits, Beginning of Year	238,909,242	204,666,616

Net Assets Available for Benefits, End of Year	$260,904,686	$238,909,242

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

NOTE 1

DESCRIPTION OF PLAN

The following description of First Merchants Corporation Retirement Income and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. A related employer who also participates in the Plan is First Merchants Bank. Through the following recent acquisitions, all eligible employees from these acquired banks were permitted to participate in the Plan effective the day following the respective acquisition dates:
•Citizens Financial Bank - Acquired on November 12, 2013.
•Community Bank - Acquired on November 7, 2014.
•Cooper State Bank - Acquired on April 17, 2015.
•Ameriana Bank - Acquired on December 31, 2015
•The Arlington Bank - Acquired on May 19, 2017
•iAB Financial Bank - Acquired on July 14, 2017.
•Monroe Bank and Trust - Acquired on September 1, 2019.
•Hoosier Trust Company - Acquired on April 1, 2021.
•Level One Bank – Acquired on April 1, 2022.

Through the acquisition of Ameriana Bank, the decision was made to merge the Ameriana 401(k) Plan into the Plan on July 8, 2016. Cooper State Bank and The Arlington Bank were both participants in a multi-employer Pentegra 401(k) Plan in which participation ceased in that plan on the acquisition date. Citizens Financial Bank, Community Bank, iAB Financial Bank, Monroe Bank and Trust, Hoosier Trust Company and Level One Bank all had former 401(k) plans which were terminated and distributed.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Lincoln Financial Group Trust Company (Lincoln Financial) serves as the trustee of the Plan and Lincoln Retirement Services Company (Lincoln) serves as the recordkeeper of the Plan. Matrix Trust Company holds the unitized stock account in which the First Merchants Corporation common stock is now held.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

Contributions
The Plan permits eligible employees, through a salary deferral election, to contribute up to 75% of eligible compensation, not to exceed the maximum annual limit allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above was the only type of employer contribution granted to grandfathered pension plan participants who were at least age 55 and credited with at least ten years of service on February 28, 2005. Effective January 1, 2013, the structure of the matching contribution for grandfathered participants was changed to the same match structure as all other active employees as described below. The remaining participants could receive two different types of employer contributions. The Corporation's contributions are as follows:
•Retirement Security Contribution (RSC): Effective January 1, 2013, the plan was amended to replace the previous service weighted contribution structure, which allowed for an employer contribution range from 2% to 7% of pay based on years of continuous service, to a non-elective 2% of pay annual contribution. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•Matching contributions: Effective January 1, 2013, the plan was amended to change the match structure to increase the employer match to a maximum of 4.5% of employees' eligible compensation. The matching employer contribution increased from 50% of the first 6% of employees' eligible compensation, to 100% of the first 3% of employees’ eligible compensation plus 50% of contributions that exceed 3% but are less than 6% of eligible compensation for all participating employees. Effective August 3, 2020, the matching contributions are now discretionary as determined by the Board of Directors annually. It was elected to maintain the same matching formula. Effective July 20, 2022, the Employee Benefits Admin Committee formally approved the employer matching contribution to be 100% of the participant's deferral on the first 3% of employees’ eligible compensation and then 50% of the participant's deferral on the next 3% of employees’ eligible compensation for the year ended December 31, 2022 and thereafter.

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution.
No discretionary employer contribution has been made since 2018.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing 6% of eligible compensation unless the participant made an affirmative election otherwise. Participants must make a contribution percent election or decline participation within 30 days of their hire date to avoid the automatic 6% contribution being applied to their account.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Effective May 1, 2023, allocations to the Corporation's common stock are permitted up to 100% of the applicable account balance. Effective March 18, 2024, a Self-Directed Brokerage Account was added to the fund lineup. Participants are permitted to invest up to 50% of their account value into the Charles Schwab Personal Choice Retirement Account (PCRA).
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. Effective January 1, 2016, for acquired participants, predecessor employer service will be based on years of continuous service, the vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service.
Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under certain circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

Forfeited Accounts
At December 31, 2024 and 2023, forfeited nonvested accounts totaled $4,421 and $75,241, respectively. These accounts will be used to reduce future employer contributions. Also, in 2024 and 2023, employer contributions were reduced by approximately $840,000 and $355,000, respectively, from forfeited nonvested accounts. The employer contribution receivable at December 31, 2024 and 2023 is reduced by approximately $13,500 and $259,000 of forfeitures used to offset, respectively.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings or ACH debit beginning August 3, 2020, unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds and unit investment trusts are valued at the net asset value of shares held by the Plan at year end. Investments in preferred stock and common stock, including the Corporation's common stock, are valued at the quoted market price on the last business day of the plan year. Evaluated Pricing is used for US treasury bills and corporate debt instruments. These investments do not have regular market pricing; therefore, the fair value is determined based on other data values or comparable market prices.
The Lincoln Stable Value Account, which is a fully benefit-responsive investment contract, is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administration expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan had obtained its latest determination letter on May 28, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore not subject to tax. Although the Plan had been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan was designed, and is being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.
The Plan operates under a volume submitter adoption agreement in conjunction with a prototype retirement plan trust/custodial document sponsored by Lincoln Retirement Services Company LLC.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

NOTE 3

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1    Quoted prices in active markets for identical assets or liabilities
Level 2    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2024. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds, common stock, preferred stock, unit investment trusts, cash equivalents and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include US treasury bills and corporate debt instruments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

The following tables presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024
Common Stock	$8,986,228	$8,986,228	$—	$—
Mutual Funds	236,673,791	236,673,791	—	—
Self-Directed Brokerage	1,878,460	1,816,651	61,809	—
Investments in the Fair Value Hierarchy	$247,538,479	$247,476,670	$61,809	$—

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023
Common Stock	$9,873,507	$9,873,507	$—	$—
Mutual Funds	214,685,524	214,685,524	—	—
Investments in the Fair Value Hierarchy	$224,559,031	$224,559,031	$—	$—

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

NOTE 4

INVESTMENT CONTRACT WITH INSURANCE COMPANY

In August 2020, the Plan entered into a fully benefit-responsive investment contract with Lincoln National Life Insurance Company (Lincoln National). Lincoln National maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.
The guaranteed investment contract is fully benefit responsive; therefore, contract value is the relevant measurement. Contract value, as reported to the Plan by Lincoln National, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Minimum guaranteed interest rate is 1.00% and interest is updated quarterly. The interest rate at December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024 was 2.10%, 2.20%, 2.20%, 2.30% and 2.30%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Corporation or other Corporation events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

NOTE 5

PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan received investment fee rebates of $2,645 and $3,642 during 2024 and 2023, respectively, from mutual fund providers. The Plan pays Lincoln for recordkeeping services. The Plan paid fees of $166,283 and $174,935 during 2024 and 2023, respectively. The Company provides certain administrative services at no cost to the Plan.

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants Corporation Common Stock
Balance at January 1, 2023	$9,049,057

Total unrealized loss included in net increase in
net assets available for benefits	(461,107)
Total realized gain included in net increase in
net assets available for benefits	70,721
Purchases	4,300,749
Settlements	(3,085,913)

Balance at December 31, 2023	$9,873,507

Total unrealized gain included in net decrease in
net assets available for benefits	3,914
Total realized gain included in net decrease in
net assets available for benefits	646,191
Purchases	3,469,100
Settlements	(5,006,484)

Balance at December 31, 2024	$8,986,228
Dividend income received for the First Merchants Corporation stock was $329,030 and $337,328 for years ended December 31, 2024 and 2023, respectively.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

NOTE 6

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7

NONEXEMPT TRANSACTION

Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets. While the Corporation remitted all employee contributions to the Plan for the year ended December 31, 2024, contributions of $781 were not remitted within the required time period. Lost earnings of $18 related to the late contribution of $781 for the year ended December 31, 2024 were corrected in June 2024 and funded in July 2024. In 2024, the Plan also corrected late participant contributions of $95 for the year ended December 31, 2023. Lost earnings of $11 related to late participant contributions of $95 were corrected in March 2024 and funded in April 2024.

First Merchants Corporation
Retirement Income and Savings Plan

Supplemental Schedules

First Merchants Corporation
Retirement Income and Savings Plan

Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions December 31, 2024

	Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Description	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2024
Employee deferrals from 2023 pay date were not remitted to the Plan within the required timeframe by the DOL.		$—	$95	$—	$—
Employee deferrals from 2024 pay date were not remitted to the Plan within the required timeframe by the DOL.		—	781	—	—
		$—	$876	$—	$—

First Merchants Corporation
Retirement Income and Savings Plan

Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2024

(a)(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Par or Maturity Value		(e) Current Value
Common Stock
*First Merchants Corporation	197,229	shares	$8,986,228
Mutual Funds
American Funds Capital World Bond Fund	41,038	shares	$641,021
American Funds Europacific Growth Fund	34,075	shares	1,830,503
Dodge & Cox International Stock Fund	52,965	shares	2,642,952
Federated Hermes Short Intermediate Total Return Bond Fund	120,142	shares	1,208,628
Federated Hermes Total Return Bond Fund	745,480	shares	6,962,786
Fidelity Contrafund Fund	578,902	shares	17,998,071
Fidelity International Small Cap Fund	41,794	shares	1,285,571
Lord Abbett High Yield Fund	287,099	shares	1,843,179
MFS Mid Cap Growth Fund	163,665	shares	5,142,358
T Rowe Price Dividend Growth Fund	125,385	shares	9,632,097
Vanguard Target Retirement 2020 Fund	93,999	shares	2,489,081
Vanguard Target Retirement 2025 Fund	481,293	shares	8,995,366
Vanguard Target Retirement 2030 Fund	478,410	shares	18,122,155
Vanguard Target Retirement 2035 Fund	704,843	shares	16,902,130
Vanguard Target Retirement 2040 Fund	333,951	shares	14,433,346
Vanguard Target Retirement 2045 Fund	432,658	shares	12,836,973
Vanguard Target Retirement 2050 Fund	189,408	shares	9,440,084
Vanguard Target Retirement 2055 Fund	153,088	shares	8,513,245
Vanguard Target Retirement 2060 Fund	120,021	shares	6,151,095
Vanguard Target Retirement 2065 Fund	78,485	shares	2,638,671
Vanguard Target Retirement 2070 Fund	7,120	shares	189,955
Vanguard 500 Index Fund	49,619	shares	26,931,324
Vanguard Balanced Index Fund	43,223	shares	2,095,430
Vanguard Emerging Markets Stock Index Fund	40,020	shares	1,471,526
Vanguard High Dividend Yield Index Fund	56,806	shares	2,185,329
Vanguard International Growth Fund	30,026	shares	3,049,786
Vanguard Mid Cap Index Fund	29,012	shares	9,483,293
Vanguard Real Estate Index Fund	15,670	shares	1,979,273
Vanguard S/T Federal Fund	127,632	shares	1,295,463
Vanguard S/T Inflation Protected Securities Index Fund	47,053	shares	1,142,451
Vanguard Selected Value Fund	200,892	shares	5,436,137
Vanguard Small Cap Growth Fund	42,963	shares	4,228,884
Vanguard Small Cap Index Fund	58,585	shares	6,746,654
Vanguard Small Cap Value Index Fund	57,257	shares	4,876,561
Vanguard Target Retirement Income Fund	352,453	shares	4,617,133
Vanguard Total International Stock Index Fund	40,116	shares	1,271,261
Vanguard Windsor II Fund	126,849	shares	9,964,019
			$236,673,791

Group Annuity Contract
*Lincoln Stable Value Account	8,258,383	shares	$10,197,192

Self-Directed Brokerage Accounts
*Charles Schwab & Co PCRA			$1,878,460

*Participant Loans	4.25% - 9.5%, 1/2025 - 8/2043		$2,791,900

Total			$260,527,571
*Party-in-interest

Exhibit Listing

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    DATE: June 20, 2025

First Merchants Corporation Retirement Income and Savings Plan
By: /s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)